Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Present at Two Upcoming Investor Conferences

Dartmouth, Nova Scotia, March 25, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology company, today announced that IMV Chief Executive Officer Frederic Ors will present at the Spring Investor Summit and the HC Wainwright Global Life Sciences Conference during April 2019.

Details on each conference and presentation are as follows:

  Venue: Spring Investor Summit, being held April 1-2, 2019

  Date of Presentation: Monday, April 1

  Time: 8:30 a.m. ET

  Location: JW Marriott Hotel, Essex House, New York City

  Venue: HC Wainwright Global Life Sciences Conference, being held April 7-9, 2019

  Date: Tuesday, April 9, 2019

  Time: 10:40 a.m. BST

  Location: Stratton Suite, Grosvenor House, A JW Marriott Hotel, London, UK

There will be a live webcast of both of these presentations available in the events, presentations and webcasts section of IMV’s website. Following the presentations, the webcasts will be archived for 90 days and a copy of the presentations will remain available in the same section of the website.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

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Source: IMV Inc.

Investor Relations:
Marc Jasmin, IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Media:
Andrea Cohen, Sam Brown Inc.
T: (917) 209-7163 E: andreacohen@sambrown.com